Public

14045819

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51431

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Presidio Merchant Partners LLC**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 1200

(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Emig, CFO **415-449-2519**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

*AB 3/11

DD 3/24/14

OATH OR AFFIRMATION

I, **Tom Emig, CFO**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Presidio Merchant Partners LLC** as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Thomas J Emig

Signature

Chief Financial Officer

Title

State of California
County of San Francisco
Subscribed and sworn to before me
this 26th day of February 2014

Notary Public

CHRISTINA CHARLENE HARRIS
Commission # 2042939
Notary Public - California
San Francisco County
My Comm. Expires Sep 26, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation- Customer Regulated Commodity Futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Presidio Merchant Partners, LLC

Statement of Financial Condition
Year Ended December 31, 2013

Presidio Merchant Partners, LLC

Statement of Financial Condition
Year Ended December 31, 2013

Presidio Merchant Partners, LLC

Contents

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Presidio Merchant Partners, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Presidio Merchant Partners, LLC as of December 31, 2013, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EISNERAMPER
ACCOUNTANTS & ADVISORS

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Presidio Merchant Partners, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, CA
February 24, 2014

Statement of Financial Condition

Presidio Merchant Partners, LLC

Statement of Financial Condition

December 31, 2013		
Assets		
Cash and cash equivalents	$	4,756,815
Accounts receivable, net		71,775
Due from related party		219
Prepaid expenses		23,007
Property and equipment, net		3,260
Total Assets	$	4,855,076
Liabilities and Member's Equity		
Liabilities:		
Deferred revenue	$	365,000
Accrued compensation		3,034,585
Due to related party		80,889
Accrued other		13,240
Total liabilities		3,493,714
Member's Equity		1,361,362
Total Liabilities and Member's Equity	$	4,855,076

See accompanying independent auditors' report and notes to financial statement.

1. The Company and Its Significant Policies

The Company

Presidio Merchant Partners LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a non-clearing broker-dealer and its operations consist primarily of providing investment banking advisory services. The Company is wholly owned by Presidio Financial Partners LLC (the Parent) doing business as The Presidio Group LLC.

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting.

Revenue Recognition

Fee revenue consists of retainer fees and transaction-based success fees, which the Company earns for assisting its clients with mergers, acquisitions, restructurings, divestitures and private placements of equity and debt securities. Retainer fees are typically non-refundable and are due upon execution of an engagement agreement with a client. They may or may not be applied to subsequent success fees and are recognized when services for the transactions are complete or when an engagement is terminated. Transaction-based success fees are typically recognized at the completion of each transaction when (a) there is evidence of an arrangement with a client, (b) agreed upon services have been provided, (c) fees are fixed or determinable and (d) collection is reasonably assured. To the extent cash retainers are collected but not yet recognized as revenue, such fees are recorded as deferred revenue on the statement of financial condition.

Executed contracts are used by the Company to evidence its arrangements. The contracts state both the amounts for retainer fees and the transaction-based success fees. Due to the nature of the transactions the Company believes collection of invoices is reasonably assured at the time of billing. The Company has not experienced any significant bad debt write-offs in recent history.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of three months or less. There are no withdrawal restrictions. At times, cash balances held at financial institutions were in excess of the Federal Deposit Insurance Corporation's insured limits; however, the Company primarily places its temporary cash with high-credit quality financial institutions. The Company has never experienced any losses related to those balances.

Fair Value of Financial Instruments

Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 - inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 - unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The Company has no assets or liabilities subject to recurring measurement at December 31, 2013.

Accounts receivable and other accrued expenses are at cost on the balance sheet. The fair value of these financial instruments approximates the carrying amount, which is the amount for which these instruments could be exchanged in a current transaction between willing parties.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from three to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell. No impairment charge has been recorded to date.

Income Taxes

The company is a single member LLC and its income is reported by the Parent on its federal income tax return. The Parent files as a partnership in all relevant federal and state jurisdictions. Consequently, all tax effects of the Company's income or loss are passed through to the members of the Parent individually, and no federal or state income taxes are provided for in the financial statements of the Company. The Company pays annual California and Texas franchise taxes and an annual California State Limited Liability Company Fee which is based upon annual revenues.

The Company follows the guidance in ASC 740 (Accounting for Uncertainty in Income Taxes). This guidance clarifies the accounting for uncertainty in income taxes, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and requires expanded tax disclosures. The Company has determined that the Company does not have a liability for uncertain tax positions or unrecognized benefits. Accordingly, no provision for taxes is made in the accompanying financial statements.

With few exceptions, the company is no longer subject to examination by tax authorities for years prior to 2009.

2. Property and Equipment

Details of property and equipment at December 31, 2013 are as follows:

Computer software	$	11,932
Computer Equipment		67,882
Office and other equipment		37,658
Furniture		182,128
		299,600
Less accumulated depreciation and amortization		(296,340)
Property and equipment, net	$	3,260

3. Retirement Plans

The Company has a 401(K) plan that is available to all regular full-time employees. Employees become members and participants in the Plan upon meeting the plan's eligibility requirements. The Plan meets all the requirements of the Employee Retirement Income Security Act of 1974. For 2013, the Company accrued matching contributions of $53,650. There were no profit sharing contributions in the year.

4. Concentrations of Risk

Receivables

The Company's receivables are principally with companies in the United States of America. The Company performs ongoing credit evaluations and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(i) and, therefore, maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Capital Contributions and Distributions

During the year, there were no capital contributions provided by the Parent to the Company.

The Company made cash distributions to the Parent at various times during the year totaling $4,500,000.

7. Related Party Transactions

Periodically, the Company has outstanding payables and receivables arising from transactions with related companies. As of December 31, 2013, the Company had a balance payable to the Parent of $79,324. It also had an additional payable balance of $1,565 and receivable balance of $219 from other related companies.

Pursuant to an expense sharing agreement entered into by the affiliates of Presidio Financial Partners LLC, the Company pays its allocated share of certain personnel and office expenses which include, among other things, rent, computer systems, telephones and supplies. These expenses are allocated to the Company based on the average number of people employed by the Company during the year.

8. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2013, the Company's net capital was $1,263,101, which was $1,030,187 above its net capital requirement of $232,914. The Company's aggregate indebtedness to net capital ratio was 2.7660.

9. Subsequent Events

In accordance with ASC 855 - Subsequent Events, the Company evaluated subsequent events for recognition and disclosure through February 24, 2014, the date which these financial statements were available to be issued.

Management concluded that no other material subsequent events have occurred since December 31, 2013 through February 24, 2014, which was the actual date of issuance, which required recognition or disclosure in such financial statements in accordance with ASC 855.